

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer
ZimVie Inc.
10225 Westmoor Drive
Westminster, CO 80021

> **Re: ZimVie Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K Filed March 1, 2023**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **File No. 001-41242**

Dear Richard Heppenstall:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1. We note that your analysis for net sales and the various operating expenses line items discuss multiple factors positively and/or negatively impacting the corresponding line item. Please expand your analyses to quantify the impact of the factors impacting the line items when multiple factors contribute positively and/or negatively to the change or amounts being discussed. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. As part of your response, please provide us with the components of the acquisition, integration, divestiture and other line item for fiscal years 2022 and 2021 and your subsequent interim periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Exhibit 31

2.   Please expand the language included in paragraph 4 to the 302 certifications to include "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" as required by Item 601(b)(31)(i) of Regulation S-K.

Form 8-K Filed March 1, 2023

Exhibit 99.1

3.   We note your non-GAAP measure presentations. For the adjustments titled, "acquisition, integration, divestiture and related" and "one-time carve-out allocations and other one-time costs," quantify each of the components for both periods presented and for your fiscal year 2023 interim periods and provide a discussion of the nature of each component. For the "one-time carve-out allocations and other one-time costs" title, tell us how you concluded that this title appropriately characterizes the components included in this adjustment line, as it appears some of the components may be normal, recurring type costs and/or span multiple periods presented.

4.   We note that for fiscal year 2021, you included an adjustment to cost of products sold excluding intangible asset amortization for $37.4 million for excess and obsolete inventory related to certain discontinued product lines that did not qualify for discontinued operations presentation. Please tell us how you concluded this adjustment is consistent with the guidance in Questions 100.01 and/or 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation, as inventory provisions and write-offs are cost of sales items, and are typically recurring costs that are based on a variety of factors.

Exhibit 99.2

5.   We note your presentations of third party gross profit, adjusted gross profit and adjusted gross profit margin, which are all non-GAAP measures. As required by Rule 100(a) of Regulation G, please disclose in equal or greater prominence the most directly comparable US GAAP measure and provide reconciliations from that measure. In this regard, total net sales would not qualify as the most comparable US GAAP measure, since it does not include any costs that are being adjusted out. Also note that gross profit and gross profit margin presented in accordance with US GAAP must be calculated with a fully burdened cost of products sold.

6.   We note your presentation of adjusted spine third party net sales for fiscal year 2022 that increase the US GAAP amount for various items. Please provide us with a comprehensive explanation how you concluded that each adjustment is appropriate and does not result in a tailored accounting presentation. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation for guidance.

In closing, we remind you that the company and its management are responsible for the

Richard Heppenstall
ZimVie Inc.
September 12, 2023
Page 3

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services